UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Costamare Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

Y1771G102
(CUSIP Number)

Konstantinos Konstantakopoulos
c/o Costamare Shipping Company S.A.
60 Zephyrou Street and Syngrou Avenue
17564 Athens, Greece
+30(210)9490050

Copy to:
D. Scott Bennett, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
212-474-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y1771G102	13D/A

1	NAMES OF REPORTING PERSONS
Konstantinos Konstantakopoulos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
29,530,536

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
29,530,536

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,530,536[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
NOT APPLICABLE

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.8%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 As of the date hereof, Konstantinos Konstantakopoulos personally owns 29,530,536 shares.  This number also includes (1) 300,000 shares owned by the reporting person’s spouse, (2) 13,501,739 shares owned by Kent Maritime Investments S.A., 3,827 shares owned by Costamare Shipping Company S.A. and 319,379 shares owned by Longshaw Maritime Investments S.A., and (3) half of the shares (2,362,651 shares) owned by Costamare Shipping Services Ltd. The reporting person disclaims beneficial ownership of the shares owned by the reporting person’s spouse, and the reporting thereof shall not constitute an admission that the reporting person is a beneficial owner of such shares.

2 The percent ownership is calculated based upon an aggregate of 124,157,265 outstanding shares of common stock of the Issuer.

CUSIP No.	Y1771G102	13D/A

1	NAMES OF REPORTING PERSONS
Kent Maritime Investments S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,501,739

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
13,501,739

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,501,739[3]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
NOT APPLICABLE

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.9%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

3 Kent Maritime Investments S.A. is controlled by Konstantinos Konstantakopoulos, resulting in his indirect ownership of all 13,501,739 shares of common stock of the Issuer.

4 The percent ownership is calculated based upon an aggregate of 124,157,265 outstanding shares of common stock of the Issuer.

CUSIP No.	Y1771G102	13D/A

1	NAMES OF REPORTING PERSONS
Costamare Shipping Company S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,827

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
3,827

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,827[5]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
NOT APPLICABLE

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%[6]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

5 Costamare Shipping Company S.A. is controlled by Konstantinos Konstantakopoulos, resulting in his indirect ownership of all 3,827 shares of common stock of the Issuer.

6 The percent ownership is calculated based upon an aggregate of 124,157,265 outstanding shares of common stock of the Issuer.

CUSIP No.	Y1771G102	13D/A

1	NAMES OF REPORTING PERSONS
Longshaw Maritime Investments S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
319,379

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
319,379

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
319,379[7]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
NOT APPLICABLE

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%[8]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

7 Longshaw Maritime Investments S.A. is controlled by Konstantinos Konstantakopoulos, resulting in his indirect ownership of all 319,379 shares of the common stock of the Issuer.

8 The percent ownership is calculated based upon an aggregate of 124,157,265 outstanding shares of common stock of the Issuer.

CUSIP No.	Y1771G102	13D/A

1	NAMES OF REPORTING PERSONS
Costamare Shipping Services Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,362,651

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
2,362,651

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,362,651[9]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
NOT APPLICABLE

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.9%[10]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

9 Konstantinos Konstantakopoulos owns 50% of the outstanding equity of Costamare Shipping Services Ltd., resulting in his indirect ownership of half of the stock (2,362,651 shares) owned by Costamare Shipping Services Ltd.

10 The percent ownership is calculated based upon an aggregate of 124,157,265 outstanding shares of common stock of the Issuer.

AMENDMENT NO. 4 TO
STATEMENT ON SCHEDULE 13D

This Amendment No. 4 (this “Amendment”) amends and restates certain portions of the Schedule 13D/A filed by Konstantinos Konstantakopoulos, Kent Maritime Investments S.A., Costamare Shipping Company S.A. and Costamare Shipping Services Ltd. dated March 14, 2017, as amended on January 18, 2018, November 26, 2018 and July 18, 2019 (the “Schedule 13D/A”), relating to shares of common stock, par value $0.0001 per share (the “Shares”) of Costamare Inc. (the “Issuer”), whose principal business office is c/o Costamare Shipping Company S.A., 60 Zephyrou Street and Syngrou Avenue, 17564 Athens, Greece.

Except as set forth below, all Items in the Schedule 13D/A remain unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D/A.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer:

Item 5 to this Amendment is hereby amended and restated as follows:

(a)          See Items 11 and 13 on the cover pages to this Schedule 13D/A for the aggregate number and percentage of the class of securities identified pursuant to Item 1 owned by each Reporting Person.

(b)          Number of shares as to which each Reporting Person has:

i.	Sole power to vote or to direct the vote: See Item 7 on cover pages to this Amendment.

ii.	Shared power to vote or to direct the vote: See Item 8 on cover pages to this Amendment.

iii.	Sole power to dispose or direct the disposition: See Item 9 on cover pages to this Amendment.

iv.	Shared power to dispose or direct the disposition: See Item 10 on cover pages to this Amendment.

(c)          The information provided in Item 3 to the Schedule 13D/A is hereby incorporated by reference herein and supplemented as follows for the past 60 days.

Konstantinos Konstantakopoulos

Konstantinos Konstantakopoulos received 572,483 shares of Common Stock on May 5, 2022 under the Issuer’s Dividend Reinvestment Program.

Kent Maritime Investments S.A.

Kent Maritime Investments S.A. received 592,621 shares of Common Stock on May 5, 2022 under the Issuer’s Dividend Reinvestment Program.

Costamare Shipping Company S.A.

Costamare Shipping Company S.A. received 168 shares of Common Stock on May 5, 2022 under the Issuer’s Dividend Reinvestment Program.

Longshaw Maritime Investments S.A.

Longshaw Maritime Investments S.A. received 14,018 shares of Common Stock on May 5, 2022 under the Issuer’s Dividend Reinvestment Program.

Costamare Shipping Services Ltd.

Costamare Shipping Services Ltd. received 103,702 shares of Common Stock on May 5, 2022 under the Issuer’s Dividend Reinvestment Program.

(d)          Not applicable.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits:

Exhibit 1 - Joint Filing Agreement dated as of June 9, 2022 among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2022

By:	/s/ Konstantinos Konstantakopoulos
	Name:	Konstantinos Konstantakopoulos

KENT MARITIME INVESTMENTS S.A.

By:	/s/ Konstantinos Konstantakopoulos
	Name:	Konstantinos Konstantakopoulos

COSTAMARE SHIPPING COMPANY S.A.

By:	/s/ Konstantinos Konstantakopoulos
	Name:	Konstantinos Konstantakopoulos

LONGSHAW MARITIME INVESTMENTS S.A.

By:	/s/ Konstantinos Konstantakopoulos
	Name:	Konstantinos Konstantakopoulos

COSTAMARE SHIPPING SERVICES LTD.

By:	/s/ Konstantinos Konstantakopoulos
	Name:	Konstantinos Konstantakopoulos